Mail Stop 6010

January 9, 2007

Liu Zhang Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
Boca Corporate Plaza
7900 Glades Road, Suite 420
Boca Raton, Florida 33434

>   **Re: Lotus Pharmaceuticals, Inc.**
>   **Schedule 14C**
>   **Filed January 3, 2007**
>   **File No. 1-32581**

Dear Mr. Yi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14A

Change in Control, page 3

1.   We note the disclosure you include in the last paragraph of this section where indicate that the investor may obtain a more detailed description of the change in control transaction on the Current Report on Form 8-K filed with the SEC on

"December 5, 2006." It appears that the Form 8-K you are referring to was filed on October 5, 2006. Please revise your document or advise us accordingly.

Action 1: Amendment to the Certificate of Incorporation, page 4

2.   With respect to the increase in the authorized number of preferred stock that will be permitted to be issued by the company, please disclose the following: (1) how many shares of preferred stock are currently authorized to be issued by the company; (2) how many shares of preferred stock are currently issued; and (3) please indicate your current intentions or understandings to issue the additional authorized shares of preferred stock that will result once this action to amend your certificate of incorporation is finalized. If you have no current intentions or understandings to issue the additional authorized preferred stock, please provide a statement to that fact in the document.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Ryan S. Hong, Esq.
        Richardson & Patel LLP
        10900 Wilshire Blvd., Suite 500
        Los Angeles, CA 90024